Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 30, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-261006 and 811-10401
Convergence Long/Short Equity ETF (S000074838)

Dear Mr. Esperon:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 30, 2021 and December 16, 2021, via telephone regarding the Trust’s Form N-14 Registration Statement (the “N-14”), filed on November 12, 2021 (SEC Accession No. 0000894189-21-007965). A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the N-14.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Accounting Comment

1.With regard to the statement on page 13 that “the management fee of the Acquiring Fund is lower than the management fee of the Target Fund, and the Acquiring Fund is expected to experience lower overall expenses as compared to the Target Fund under its unitary fee structure” please confirm that listing fees and other ETF-specific expenses are included among the expenses that will be borne by Convergence Investment Partners, LLC (“Convergence”) under the Acquiring Fund’s unitary fee structure and that such expenses were included in the pro forma expenses for the Acquiring Fund when determining that the

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Acquiring Fund would have lower expenses than the Target Fund. Additionally, the Staff notes that the expense example and capitalization table are not complete.

Response: The Trust responds supplementally by confirming that the listing fees and other ETF-specific expenses were included in the pro forma expenses for the Acquiring Fund as presented in the Information Statement/Prospectus included in the N-14 (the “Information Statement”) reviewed by the Board of Trustees of the Trust (the “Board”) in approving the proposed Agreement and Plan of Reorganization (the “Plan”). Additionally the Trust confirms that the completed expense example and the capitalization table will be included in the next amendment to the N-14 to be filed with the SEC.

President’s Letter

2.In the second paragraph of the president’s letter please include a statement that the shares of the Acquiring Fund will be listed on the Cboe BZX Exchange, Inc. following the Reorganization.

Response: The Trust responds by adding the following sentence at the end of the second paragraph:

“Subsequent to the reorganization, the Acquiring Fund’s shares will be listed on the Cboe BZX Exchange, Inc.”

3.Please update the disclosure following “Lower Overall Expenses” in the president’s letter to clarify that there are exclusions to the unitary fee which will be borne by the Acquiring Fund.

Response: The Trust responds by revising the second and third sentences of the disclosure following “Lower Overall Expenses” as follows:

The Acquiring Fund is also expected to experience lower overall expenses as compared to the Target Fund because the Acquiring Fund will have a unitary fee structure under which ~~both operating expenses and management fees will be paid~~ Convergence will pay all operating expenses of the Acquiring Fund subject to certain exclusions such as dividends and interest on short positions. Currently, the Target Fund pays separate fees to other service providers to cover operational expenses in addition to paying a management fee to Convergence, the investment adviser to both the Target Fund and Acquiring Fund.

The Trust further responds by revising the second sentence under “How will the Reorganization affect my fees and expenses?” on page 7 of the Information Statement as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

“In addition, the Acquiring Fund is expected to experience lower overall expenses as compared to the Target Fund because the Acquiring Fund will have a unitary fee structure under which the Acquiring Fund will pay a management fee to Convergence and Convergence will be responsible for paying ~~operational~~ all expenses of the Acquiring Fund except interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unitary management fee payable to Convergence.”

Questions and Answers

4.Please revise the disclosure under “What is happening to the Convergence Long/Short Equity Fund (the “Target Fund”)? Why am I receiving an Information Statement/Prospectus?” to include the fifth paragraph from the president’s letter.

Response: The Trust responds by adding the following disclosure to the response to the question “What is happening to the Convergence Long/Short Equity Fund (the “Target Fund”)? Why am I receiving an Information Statement/Prospectus?”:

“The enclosed Information Statement/Prospectus provides greater detail on the mechanics of the Reorganization and what to expect with your investment during and following the Reorganization. No shareholder vote is required or being requested to complete the Reorganization. Shareholders will need brokerage accounts with the ability to transact in ETF shares in connection with the Reorganization. The Target Fund is currently offered only through financial intermediaries that permit shareholders to hold ETF shares so no additional action will need to be taken prior to the conversion for Target Fund shareholders to receive ETF shares.”

5.Please include additional disclosure explaining why a shareholder vote is not required for the Reorganization.

Response: The Trust responds by revising the disclosure in the answer to the question “Am I Being Asked to Vote on the Reorganization?” as follows:

“No, a vote of the shareholders of the Target Fund is not required to approve the Reorganization.

TPM is a Delaware statutory trust and, under applicable Delaware law and TPM’s Amended and Restated Declaration of Trust, no shareholder vote is required in connection with the Reorganization. Further, no shareholder vote is required by Rule 17a-8 under the 1940 Act because (1) there are no material differences between the investment advisory agreement for the Target Fund and the investment advisory agreement for the Acquiring Fund; (2) the Target Fund and the Acquiring Fund have the same Independent Trustees; (3) no policy of the Target Fund

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

that could not be changed without a shareholder vote is materially different from a policy of the Acquiring Fund; and (4) neither the Target Fund nor the Acquiring Fund pay any distribution fees pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.”

Information Statement
6.Please incorporate any applicable comments made by the Staff in connection with a review of the 485A filing for the Acquiring Fund into the Information Statement.

Response: The Trust responds by undertaking to incorporate any applicable comments on the Acquiring Fund’s 485A filing into the Information Statement.

7.Page 1 of the Information Statement includes disclosure that the Acquiring Fund is going to assume all of the Target Fund’s liabilities. Please discuss whether this is accurate given language in Section 1.03 of the Plan that provides that “Target Fund Liabilities to be assumed by the Acquiring Fund shall not include any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between TPM, on behalf of the Target Fund, and Convergence (including any potential recoupment by Convergence of any fees or expenses of the Target Fund previously waived or reimbursed).”

Response: The Trust responds supplementally by confirming that it believes the disclosure that the Acquiring Fund will assume all of the liabilities of the Target Fund is accurate. The ability of Convergence to recoup any fees or expenses previously waived or reimbursed is contingent on the total annual fund operating expenses of the Target Fund being below the current expense limitation in place for the Target Fund. At present, the Target Fund’s total annual fund operating expenses are above the expense limitation in place for the Target Fund so there is no liability to the Target Fund relating to the recoupment of previously waived advisory fees by Convergence. The language in Section 1.03 of the Plan regarding recoupment is meant to clarify that subsequent to the Reorganization, Convergence will not have any ability to recoup any fees or expenses that had been previously waived or reimbursed under the expense limitation agreement between TPM, on behalf of the Target Fund, and Convergence.

8.In the first sentence of the third paragraph on page 1 of the Information Statement, please revise the phrase “aggregate net asset of their shares” to “aggregate NAV of their shares.”

Response: The Trust responds by making the requested change.

9.Please ensure that the next amendment to the N-14 includes hyperlinks to the documents listed under “Additional information is available in the following materials” on page 2 of the Information Statement. On the same page, please also include a hyperlink to the statement of additional information (“SAI”) referenced in the sentence stating that the “Statement of Additional Information to this Information Statement/Prospectus also is

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

incorporated herein by reference and is legally deemed to be part of this Information Statement/Prospectus.”

Response: The Trust responds by confirming that it will insert the appropriate hyperlinks to the documents incorporated by reference in the next amendment to the N-14.

10.Page 6 of the Information Statement includes disclosure that the Target Fund and Acquiring Fund will receive an opinion from Godfrey & Kahn S.C. regarding the tax consequences of the Reorganization. Please ensure that the opinion includes a consent of counsel to be named in the Information Statement and to have the opinion reproduced as an exhibit to the Information Statement.

Response: The Trust responds by confirming that the opinion from Godfrey & Kahn S.C. will include the consents noted by the Staff.

11.On Page 7 of the Information Statement please include a hyperlink the Target Fund’s SAI.

Response: The Trust responds by confirming that it will include a hyperlink to the Target Fund’s SAI in this section.

12.The “ETF Risks” disclosure on page 7 of the Information Statement includes a statement following “Shares May Trade at Prices Other than NAV” that such risk “is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.” Please also add language indicating that such conditions could also widen the bid/ask spreads for an ETF.

Response: The Trust responds by revising the disclosure under “Shares May Trade at Prices Other than NAV” as follows:

“As with all ETFs, Shares may be bought and sold in the secondary market at market prices. As a result, investors in the Fund may pay significantly more or receive significantly less for Shares than the Fund’s NAV. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant. Such conditions may also cause the bid/ask spreads for an ETF to widen.”
13.The “ETF Risks” disclosure on page 7 of the Information Statement includes a statement following “Trading” that in “stressed market conditions, the liquidity of Shares may begin

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. This could lead to the Fund’s shares trading at a price that is higher or lower than the Fund’s NAV.” Please also add language indicating that these events could widen the bid/ask spread for the Acquiring Fund’s Shares.

Response: The Trust responds by revising the disclosure following “Trading” as follows:

“Although Shares are listed for trading on the Exchange and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. This could lead to an increase in the bid/ask spread for the Shares or the Shares trading at a price that is higher or lower than the Fund’s NAV.”

14.On Page 9 of the Information Statement, underneath the performance bar graph please show return information as of the most recently completed quarter end since the Target Fund has a fiscal year end that is not a calendar year end.

Response: The Trust respectfully declines to make the requested change. The Fund anticipates filing the next amendment to the N-14 in the first quarter of 2022 and the most recent quarter end will be December 31, 2021.

15.On page 10 of the Information Statement under “What are the fees and expenses of the Funds and what might they be after the Reorganization?” please bold the sentence stating “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below”

Response: The Trust responds by making the requested change.

16.Page 12 of the Information Statement, under “Target Fund Operating Expense Limitation Agreement,” includes disclosure providing that “Target Fund Liabilities to be assumed by the Acquiring Fund shall not include any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between TPM, on behalf of the Target Fund, and Convergence (including any potential recoupment by Convergence of any fees or expenses of the Target Fund previously waived or reimbursed). Due to the unitary fee structure of the Acquiring Fund, Convergence has not entered into an operating expense limitation agreement with TPM, on behalf of the Acquiring Fund.” The Staff notes that the term “Target Fund Liabilities” is defined in the Agreement and Plan of Reorganization, but not in the Information Statement. Please define or use a different term.
Response: The Trust responds by revising the noted disclosure as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

The liabilities of the Target Fund to be assumed by the Acquiring Fund shall not include any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between TPM, on behalf of the Target Fund, and Convergence (including any potential recoupment by Convergence of any fees or expenses of the Target Fund previously waived or reimbursed). Due to the unitary fee structure of the Acquiring Fund, Convergence has not entered into an operating expense limitation agreement with TPM, on behalf of the Acquiring Fund.”

17.Page 12 of the Information Statement, under “Target Fund Operating Expense Limitation Agreement,” includes disclosure providing that “Under the terms of an operating expense limitation agreement entered into by TPM, on behalf of the Target Fund, and Convergence, Convergence has contractually agreed to waive its management fees and/or reimburse expenses of the Target Fund to ensure that Total Annual Fund Operating Expenses (excluding any Excluded Expenses) do not exceed 1.50% of the Target Fund’s average daily net assets, through at least March 30, 2022, and subject thereafter to annual re-approval of the agreement by the Board. To the extent the Target Fund incurs Excluded Expenses, Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement is greater than 1.50%. The operating expense limitation agreement may be terminated only by, or with the consent of, the Board.” In this paragraph please further clarify if Convergence is carrying over the right of recoupment.

Response: The Trust responds by respectfully declining to add additional disclosure in that paragraph. The Trust further notes that the next paragraph of the Information Statement includes disclosure that the liabilities of the Target Fund to be assume by the Acquiring Fund “shall not include any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between TPM, on behalf of the Target Fund, and Convergence (including any potential recoupment by Convergence of any fees or expenses of the Target Fund previously waived or reimbursed).”

18.The disclosure under “Reasons for the Reorganization” on page 13 of the Information Statement includes a list of factors that the Board considered in approving the Reorganization. Please ensure that all adverse consequences considered by the Board are also disclosed. For example, did the Board consider risks associated with the ETF structure?

Response: The Trust responds by supplementally confirming that the “Board Considerations” section includes a comprehensive discussion of the factors that the Board considered in approving the Reorganization.

19.The first sentence on Page 20 references a number of documents that are incorporated by reference into the Information Statement. Please include a hyperlink to each document incorporated by reference.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Response: The Trust responds by confirming that it will include a hyperlink to each document incorporated by reference into the Information Statement with the next amendment to the N-14.

Statement of Additional Information (“SAI”)

20.Please include the information required by Items 12 and 14 of Form N-14 in the SAI that accompanies the Information Statement.

Response: The Trust responds by indicating that such information will be included as an exhibit to the SAI in the next amendment to the N-14.

Part C

21.Part C, Item 16(4), indicates that the Plan is “filed herein as Appendix A.” Please change “Appendix A” to “Exhibit A.”

Response: The Trust responds by making the requested change.

22.In Part C, Item 16(16), please file new powers of attorney (“POAs”) specific to this registration statement.

Response: The Trust responds supplementally by noting that the POAs on file with the SEC comply with Rule 483(b) in that they specifically authorize each named “Attorney-in-Fact” to execute registration statements the Trust files on Form N-14. The Trust respectfully declines to file new POAs specific to this N-14.

23.In Part C, Item 16(17)(a), please delete the reference to a proxy card as shareholders are not being asked to vote on the Reorganization.

Response: The Trust responds by making the requested change.

24.In Part C, Item 17, please add an undertaking to file the final Agreement and Plan of Reorganization within a reasonable time after it has been finalized.

Response: The Trust responds by confirming that a final version of the Agreement and Plan of Reorganization will be filed as Exhibit A to the next amendment to the N-14. Accordingly, no such undertaking is required in Part C.

* * * * * *

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services
26477205.3